Exhibit 99.12
Wipro Limited — Results for the Quarter & Year ended March 31, 2007
Wipro Limited, Consolidated Audited Segment-wise
Business performance for the Quarter and Year ended
March 31, 2007 (In Rs. Million)

	Nine months
	ended	Quarter ended March 31			Year ended March 31
Particulars	Dec. 31, 2006	2007	2006	Growth%	2007	2006	Growth %

Revenues
IT Services	70,342	26,201	20,637	27%	96,543	72,531	33%
Acquisitions	3,368	1,643	443	—	5,011	502	—
BPO Services	6,755	2,636	2,091	26%	9,391	7,627	23%
Global IT Services and Products	80,465	30,480	23,171	32%	110,945	80,660	38%
India and AsiaPac IT Services and Products	16,998	7,837	5,695	38%	24,835	17,048	46%
Consumer Care and Lighting	5,907	2,275	1,658	37%	8,182	6,008	36%
Others	4,092	3,038	876	247%	7,130	3,323	115%
Eliminations	(785)	(299)	(268)		(1,084)	(781)
TOTAL	106,677	43,331	31,132	39%	150,008	106,258	41%
Profit Before Interest and Tax (PBIT)
IT Services	18,136	6,434	5,412	19%	24,570	18,751	31%
Acquisitions	(19)	231	29	—	212	45	—
BPO Services	1,506	651	369	76%	2,157	1,058	104%
Global IT Services and Products	19,623	7,316	5,810	26%	26,939	19,854	36%
India and AsiaPac IT Services and Products	1,408	731	566	29%	2,139	1,459	47%
Consumer Care and Lighting	739	267	214	25%	1,006	805	25%
Others	230	92	115	-20%	322	388	-17%
TOTAL	22,000	8,406	6,705	25%	30,406	22,506	35%
Interest, Dividend & Profit on sale of Investment — Net	1,732	850	402	111%	2,582	1,272	103%
PROFIT BEFORE TAX	23,732	9,256	7,107	30%	32,988	23,778	39%
Income Tax expense including Fringe Benefit Tax	(3,122)	(746)	(983)		(3,868)	(3,391)
Profit before Share in earnings of Associates and minority interest	20,610	8,510	6,124	39%	29,120	20,387	43%
Share in earnings of associates	246	49	55		295	288
Minority interest	4	2	—		6	(1)
PROFIT AFTER TAX	20,860	8,561	6,179	39%	29,421	20,674	42%
EARNINGS PER SHARE — EPS
Equity shares of par value Rs. 2/- each
Basic (in Rs.)	14.65	5.97	4.37		20.62	14.70
Diluted (in Rs.)	14.43	5.91	4.29		20.41	14.48
Operating Margin
IT Services	26%	25%	26%		25%	26%
Acquisitions	—	14%	7%		4%	9%
BPO Services	22%	25%	18%		23%	14%
Global IT Services and Products	24%	24%	25%		24%	25%
India and AsiaPac IT Services and Products	8%	9%	10%		9%	9%
Consumer Care and Lighting	13%	12%	13%		12%	13%
TOTAL	21%	19%	22%		20%	21%
Capital Employed
IT Services	31,049	38,050	27,952		38,050	27,952
Acquisitions	8,404	8,404	2,692		8,404	2,692
BPO Services	2,096	2,493	6,357		2,493	6,357
Global IT Services and Products	41,549	48,947	37,001		48,947	37,001
India and AsiaPac IT Services and Products	4,287	5,363	2,401		5,363	2,401
Consumer Care and Lighting	2,573	2,957	1,210		2,957	1,210
Others	46,800	42,584	26,272		42,584	26,272
TOTAL	95,209	99,851	66,884		99,851	66,884
Capital Employed Composition
IT Services	33%	38%	41%		38%	42%
Acquisitions	9%	8%	4%		8%	4%
BPO Services	2%	2%	10%		2%	10%
Global IT Services and Products	44%	48%	55%		48%	56%
India & AsiaPac IT Services and Products	4%	5%	3%		5%	3%
Consumer Care and Lighting	3%	3%	2%		3%	2%
Others	49%	44%	39%		44%	39%
TOTAL	100%	100%	100%		100%	100%
Return on average capital employed:
IT Services	82%	74%	87%		74%	76%
Acquisitions	—	11%	5%		4%	3%
BPO Services	48%	113%	17%		49%	14%
Global IT Services and Products	67%	65%	65%		63%	59%
India & AsiaPac IT Services and Products	56%	61%	96%		55%	77%
Consumer Care and Lighting	52%	39%	76%		48%	76%
TOTAL	36%	34%	38%		36%	37%
Notes to Segment Report:
1. The segment report of Wipro Limited and its consolidated subsidiaries and associates has been prepared in accordance with the Accounting Standard 17 “Segment Reporting” issued by The Institute of Chartered Accountants of India.
2. Segment revenue includes all allocable other income and exchange differences which are reported in other income / general & administrative expenses in the financial statements.
3. PBIT for the quarter and year ended March 31, 2007 is after considering restricted stock unit amortisation of Rs. 42 Million (2006: Rs. 154 Million) and Rs. 1,078 Million (2006: Rs. 633 Million) respectively. PBIT of Global IT Services and Products for the quarter and year ended March 31, 2007 is after considering restricted stock unit amortisation of Rs. 30 Million (2006: Rs. 131 Million) and Rs. 936 Million (2006: Rs. 544 Million) respectively.
4. Capital employed of segments is net of current liabilities as follows :-
(In Rs. Million)

	As of March 31,
Name of the Segment	2007	2006

Global IT Services and Products	18,501	13,510
India & AsiaPac IT Services and Products	6,897	5,314
Consumer Care and Lighting	1,537	1,080
Others	14,765	11,311

	41,700	31,215

     5. Capital employed of ‘Others’ includes cash and cash equivalents including liquid mutual funds of Rs. 44,423 Million (2006: Rs. 38,671 Million).
     6. The Company has four geographic segments: India, USA, Europe and Rest of the World. Significant portion of the segment assets are in India. Revenue from geographic segments base d on domicile of the customers is outlined below:
(In Rs. Million)

	Quarter ended March 31,				Year ended March 31,
Geography	2007	%	2006	%	2007	%	2006	%

India	9,749	23%	7,042	23%	31,371	21%	22,438	21%
USA	19,131	44%	15,215	48%	72,702	48%	53,088	50%
Europe	11,565	26%	7,020	23%	36,972	25%	24,311	23%
Rest of the world	2,886	7%	1,855	6%	8,963	6%	6,421	6%

Total	43,331	100%	31,132	100%	150,008	100%	106,258	100%

7. For the purpose of reporting, business segments are considered as primary segments and geographic segments are considered as secondary segment.
8. As at March 31, 2007, revenues, operating profits and capital employed (including goodwill) of mPower, New Logic, cMango, Enabler, Saraware and Quantech are reported separately under ‘Acquisitions’.
9. As of March 31, 2007, forward contracts and options (including zero cost collars) to the extent of USD 93 Million have been assigned to the foreign currency assets as on the balance sheet date. The proportionate premium/discount on the forward contracts for the period upto the balance sheet date is recognized in the profit and loss account. The exchange difference measured by the change in exchange rate between inception of forward contract and the date of balance sheet is applied on the foreign currency amount of the forward contract and recognized in the profit and loss account. Additionally, the Company has designated forward contracts and options to hedge highly probable forecasted transactions. The Company also designates zero cost collars to hedge the exposure to variability in expected future foreign currency cash inflows due to exchange rate movements beyond a defined range. The range comprises an upper and lower strike price. At maturity, if the exchange rate remains within the range the Company realizes the cash inflows at spot rate, otherwise the Company realizes the inflows at the upper or lower strike price. The exchange differences on the forward contracts and gain / loss on such options are recognized in the profit and loss account in the period in which the forecasted transaction is expected to occur. As of March 31, 2007, the Company had forward / option contracts to sell USD 87 Million, relating to highly probable forecasted transactions.
The effect of mark to market of the designated contracts is a gain of Rs. 105 Million. The premium / discount at inception of forward contracts is amortised over the life of the contract. Additionally, as at March 31, 2007 forward contract to purchase USD 135 Million has been designated to hedge highly probable outflows. The effect of mark to market of the designated contract is a loss of Rs. 25 Million.
10. The Company has been granting restricted stock units (RSUs) since October 2004. The RSUs generally vest in a graded manner over a five year period. The stock compensation cost is computed under the intrinsic value method and amortized on a straight line basis over the total vesting period of five years.
In July 2006, the Company granted 7 Million RSUs. 2.5 Million RSU s were granted under WRSUP 2004, 0.9 Million under WARSUP 2004 and 3.6 Million under WRSUP 2005. The accounting policy of the Company is to amortize stock compensation cost on a straight line basis. However, pursuant to the Guidance Note on
Employee Share-based Payments issued by ICAI, which is applicable to all stock option grants made on or after April 1, 2005, the Company amortized the stock compensation cost relating to the July 2006 stock option grants on an accelerated amortization basis. In March 2007, the ICAI announced a limited revision to the guidance note. The guidance note now permits a choice of straight line and accelerated basis of amortization of stock compensation cost.
Subsequent to this revision, the Company has opted to amortize the cost relating to stock option grants on a straight line basis and has retroactively applied the policy for grants made during the year ended March 31, 2007.
For the year ended March 31, 2007, the Company has recorded stock compensation expense of Rs. 1,078 Million. The Company has been advised by external counsel that the straight line amortization over the total vesting period also complies with the SEBI Employee Stock Option Scheme Guidelines 1999, as amended. However, an alternative interpretation of the SEBI guidelines could result in amortization of the cost on an accelerated basis. If the Company were to amortize cost on an accelerated basis, profit before taxes for the year ended March 31, 2006 and 2007 would have been lower by Rs.490 million and Rs. 348 million respectively. This would effectively increase the profit before tax in later years by similar amounts.
11. The Company had received tax demands from the Indian income tax authorities for the financial years ended March 31, 2001, 2002 and 2003 aggregating to Rs. 8,100 Million (including interest of Rs. 750 Million). The tax demand was primarily on account of denial of deduction claimed by the Company under Section 10A of the Income Tax Act 1961, in respect of profits earned by its undertakings in Software Technology Park at Bangalore. The Company had appealed against these demands. In March 2006, the first appellate authority vacated the tax demands for the years ended March 31, 2001 and 2002. The income tax authorities have filed an appeal against the above order.
In March 2007, the first Income tax appellate authority upheld the deductions claimed by the Company under Section 10A of the Act, which vacates a substantial portion of the demand for the year ended March 31, 2003.
In December 2006, the Company received additional tax demand of Rs. 3,027 Million (including interest of Rs. 753 Million) for the financial year ended March 31, 2004 on similar grounds as earlier years. The Company has filed an appeal against this demand. Considering the facts and nature of disallowance and the order of the appellate authority upholding the claims of the Company for earlier years, the Company believes that the final outcome of the above disputes should be in favour of the Company and there should not be any material impact on the financial statements.
Income taxes recorded in the quarter and year ended March 31, 2007 includes a net tax benefit of Rs. 614 Million and Rs. 847 Million respectively that relate to previous tax years.
12. The following are the details of acquisitions made by the Company during the year ended March 31, 2007 and 2006.

Sl.		Acquired
No.	Acquired entity	during	Nature of business

Global IT Services and Products

1	Quantech Global Services LLC and Quantech Global Services Ltd (Quantech)	Jul 06	Engaged in Computer Aided Design and Engineering services

2	Saraware Oy	Jun 06	Engaged in providing design and engineering services to telecom companies

3	RetailBox BV and subsidiaries (Enabler)	Jun 06	Leading specialist in the development, implementation and support of IS systems for retail industry.

4	cMango Inc and subsidiaries (cMango)	Apr 06	Engaged in providing business management

5	mPower Software Services Inc. and its subsidiaries	Dec 05	Engaged in providing IT services in payments service sector

6	BVPENTE Beteiligungsverwaltung GmbH and its subsidiaries (New Logic)	Dec 05	Engaged in semiconductor Intellectual Property (IP) cores and complete system on chip solutions with digital, analog mixed signal and Radio Frequency (RF) design services.

India & Asia Pac IT Services and Products

7	India, Middle East and SAARC operations of 3D Networks and Planet PSG	Nov 06	Engaged in the business of communication solutions that include consulting, voice, data and converged solutions, and managed services

Consumer Care & Lighting

8	Trademark / brand “North-West” and assets of North-West Switchgear Limited	May 06	The Company acquired a substantial portion of the business and brand of North West Switch Gear Limited, a manufacturer and distributor of switches, sockets and miniature circuit breakers.

Others

9	Hydrauto Group AB (Hydrauto)	Nov 06	Engaged in production, marketing and development of customized hydraulic cylinders solution for mobile applications.
Wipro Limited – Standalone – Parent Company
Statement of Audited Financial Results for the Quarter and Year ended
March 31, 2007 (In Rs. Million)

	Nine months	Three months ended		Year ended
	ended Dec. 31	March 31		March 31
Particulars	2006	2007	2006	2007	2006

REVENUES	98,920	37,876	34,980	136,796	102,479
Cost of Sales / Services
a) Consumption of raw materials *	12,942	5,947	4,306	18,889	13,265
b) Other expenditure	51,210	18,717	18,730	69,927	52,593
Gross Profit	34,768	13,212	11,944	47,980	36,621
Selling and Marketing expenses	6,054	2,451	1,836	8,505	6,514
General and Administrative expenses	4,849	1,925	1,944	6,774	5,065
Operating Profit before interest and depreciation	23,865	8,836	8,164	32,701	25,042
Interest expense	56	16	3	72	31
Depreciation	2,624	974	1,171	3,598	2,923
Operating Profit after interest and depreciation	21,185	7,846	6,990	29,031	22,088
Other income	1,863	868	489	2,731	1,317
Profit before tax	23,048	8,714	7,479	31,762	23,405
Provision for tax	2,816	525	904	3,341	3,200
PROFIT FOR THE PERIOD	20,232	8,189	6,575	28,421	20,205
Paid up equity share capital	2,880	2,918	2,852	2,918	2,852
Reserves	86,510	90,250	61,353	90,250	61,353
EARNINGS PER SHARE (EPS)
Basic (in Rs.)	14.21	5.71	4.65	19.92	14.37
Diluted (in Rs.)	14.00	5.65	4.57	19.72	14.15
Aggregate of public shareholding
Number of shares	256,355,442	275,290,320	243,133,210	275,290,320	243,133,210
Percentage of holding	17.80%	18.87%	17.05%	18.87%	17.05%
Details of expenditure
Items exceeding 10% of total expenditure Staff Cost	42,256	15,426	13,648	57,682	42,790
* Includes (Increase)/Decrease in finished and processed stocks	(490)	(310)	(154)	(800)	(242)
Status of Redressal of Complaints received for the
period from January 1, 2007 to March 31, 2007

Sl.		Opening Balance	Complaints received	Complaints disposed
No.	Nature of Complaints	for the Quarter	during the quarter	during the quarter	Unresolved

1	Non-Receipt of Securities	–	9	9	–
2	Non-Receipt of Annual Reports	–	1	1	–
3	Correction / Revalidation of dividend warrants	–	140	140	–
4	SEBI / Stock Exchange Complaints	–	1	1	–
5	Non-Receipt of Dividend warrants	–	51	51	–

	Total	–	202	202	–

Notes:
1. The above audited financial results were approved by the Board of Directors of the Company at its meeting held on April 20, 2007.
2. The Board of Directors of the Company have declared an interim dividend of Rs. 5/ — per share and the Company has deposited Rs. 7,278 Million in a designated bank account towards payment of interim dividend. This amount is included in the “Cash and bank balances” as at March 31, 2007. The Board of Directors have also recommended a final cash dividend of Rs. 1 per share/ADS, subject to shareholder approval in the Annual General Meeting scheduled in July, 2007.
3. The Company has been granting restricted stock units (RSUs) since October 2004. The RSUs generally vest in a graded manner over a five year period. The stock compensation cost is computed under the intrinsic value method and amortized on a straight line basis over the total vesting period of five years.
In July 2006, the Company granted 7 Million RSUs. 2.5 Million RSU s were granted under WRSUP 2004, 0.9 Million under WARSUP 2004 and 3.6 Million under WRSUP 2005.
The accounting policy of the Company is to amortize stock compensation cost on a straight line basis. However, pursuant to the Guidance Note on Employee Share-based Payments issued by ICAI, which is applicable to all stock option grants made on or after April 1, 2005, the Company amortized the stock compensation cost relating to the July 2006 stock option grants on an accelerated amortization basis. In March 2007, the ICAI announced a limited revision to the guidance note. The guidance note now permits a choice of straight line and accelerated basis of amortization of stock compensation cost.
Subsequent to this revision, the Company has opted to amortize the cost relating to stock option grants on a straight line basis and has retroactively applied the policy for grants made during the year ended March 31, 2007.
For the year ended March 31, 2007, the Company has recorded stock compensation expense of Rs. 1,078 Million.
The Company has been advised by external counsel that the straight line amortization over the total vesting period also complies with the SEBI Employee Stock Option Scheme Guidelines 1999, as amended. However, an alternative interpretation of the SEBI guidelines could result in amortization of the cost on an accelerated basis. If the Company were to amortize cost on an accelerated basis, profit before taxes for the year ended March 31, 2006 and 2007 would have been lower by Rs.490 million and Rs. 348 million respectively. This would effectively increase the profit before tax in later years by similar amounts.
4. The Company had received tax demands from the Indian income tax authorities for the financial years ended March 31, 2001, 2002 and 2003 aggregating to Rs. 8,100 Million (including interest of Rs. 750 Million). The tax demand was primarily on account of denial of deduction claimed by the Company under Section 10A of the Income Tax Act 1961, in respect of profits earned by its undertakings in Software Technology Park at Bangalore. The Company had appealed against these demands. In March 2006, the first appellate authority vacated the tax demands for the years ended March 31, 2001 and 2002. The income tax authorities have filed an appeal against the above order.
In March 2007, the first Income tax appellate authority upheld the deductions claimed by the Company under Section 10A of the Act, which vacates a substantial portion of the demand for the year ended March 31, 2003.
In December 2006, the Company received additional tax demand of Rs. 3,027 Million (including interest of Rs. 753 Million) for the financial year ended March 31, 2004 on similar grounds as earlier years. The Company has filed an appeal against t his demand. Considering the facts and nature of disallowance and the order of the appellate authority upholding the claims of the Company for earlier years, the Company believes that the final outcome of the above disputes should be in favour of the Company and there should not be any material impact on the financial statements.
Income taxes recorded in the quarter and year ended March 31, 2007 includes a net tax benefit of Rs. 614 Million and Rs. 847 Million respectively that relate to previous tax years.
5. The following are the details of acquisitions made by the Company either directly or through its subsidiaries for a purchase consideration of Rs. 10,316 Million.

Sl.		Acquired
No.	Acquired entity	during	Nature of business

1	Quantech Global Services LLC and Quantech Global Services Ltd (Quantech)	Jul 06	Engaged in Computer Aided Design and Engineering services

2	Saraware Oy	Jun 06	Engaged in providing design and engineering services to telecom companies

3	RetailBox BV and subsidiaries (Enabler)	Jun 06	Leading specialist in the development, implementation and support of IS systems for retail industry.

4	cMango Inc and subsidiaries (cMango)	Apr 06	Engaged in providing business management service solutions

5	mPower Software Services Inc. and its subsidiaries	Dec 05	Engaged in providing IT services in payments service sector

6	BVPENTE Beteiligungsverwaltung GmbH and its subsidiaries (New Logic)	Dec 05	Engaged in semiconductor Intellectual Property (IP) cores and complete system on chip solutions with digital, analog mixed signal and Radio Frequency (RF) design services.

7	India, Middle East and SAARC operations of 3D Networks and Planet PSG	Nov 06	Engaged in the business of communication solutions that include consulting, voice, data and converged solutions, and managed services

8	Trademark / brand “North-West” and assets of North-West Switchgear Limited	May 06	The Company acquired a substantial portion of the business and brand of North West Switch Gear Limited, a manufacturer and distributor of switches, sockets and miniature circuit breakers.

9	Hydrauto Group AB (Hydrauto)	Nov 06	Engaged in production, marketing and development of customized hydraulic cylinders solution for mobile applications.
Notes to Segment Report continued:

		Goodwill
	Upfront purchase	arising from
Segments	consideration(a)	acquisitions

Global IT Services & Products	6,947	6,310
India & AsiaPac IT Services & Products	904	384
Consumer Care & Lighting	1,053	—
Others	1,412	1,217

(a)	Certain acquisition agreements include earn-outs, determined based on specific financial targets being achieved over the earn-out period and will be recorded as purchase consideration when paid.
13. a) In accordance with Accounting Standard 21 “Consolidated Financial Statements” issued by The Institute of Chartered Accountants of India, the consolidated financial statements of Wipro Limited include the financial statements of all subsidiaries which are more than 50% owned and controlled.
b) The Company has a 49% equity interest in Wipro GE Medical Systems Private Limited (Wipro GE), an entity in which General Electric, USA holds the majority equity interest. The shareholders agreement provides specific rights to the two shareholders. Management believes that these specific rights do not confer joint control as defined in Accounting Standard 27 “Financial Reporting of Interest in Joint Venture”. Consequently, WGE is not considered as a joint venture and consolidation of financial statements are carried out as per equity method in terms of Accounting Standard 23 “Accounting for Investments in Associates in Consolidated Financial statements”.
c) In accordance with the guidance provided in Accounting Standard 23 “Accounting for Investments in Associates in Consolidated Financial Statements” WeP Peripherals had been accounted for by equity method of accounting. Consequent to sale of four Million equity shares in WeP Pheripherals, the carrying value of investment in WeP Pheripherals would be classified under long term investments.

By order of the board
Place: Bangalore	Azim H Premji
Date: April 20, 2007	Chairman
WIPRO LIMITED
Regd. Office: Doddakannelli,
Sarjapur Road, Bangalore — 560 035.
www.wipro.com